Exhibit 99.1

Algonquin Power & Utilities Corp. to Host Investor Morning on October 2, 2012

OAKVILLE, ON, Sept. 6, 2012 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced that it will host an investor morning on Tuesday, October 2, 2012. The event will take place at the St. Andrew’s Club & Conference Centre in Toronto, Ontario.

Chief Executive Officer Ian Robertson, along with Chief Financial Officer David Bronicheski and members of the company’s key leadership team will deliver comprehensive presentations on the financial, operational and growth plans of the company and discuss key strategic themes of the business.

Institutional investors, financial analysts and members of the financial community interested in attending can register in advance for the event by emailing registration@algonquinpower.com.

Investor morning registration will begin at 8:00 a.m. on October 2, 2012, with presentations scheduled from 8:30 a.m. to 1:00 p.m.

A live and archived audio and video webcast of the investor morning will be available for those unable to attend the event in person. Please email registration@algonquinpower.com for login details.

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. owns and operates a diversified portfolio of $1.7 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Liberty Utilities Co., the company’s regulated distribution utility business, provides regulated water, electricity and natural gas utility services to more than 335,000 customers with a portfolio of 27 distribution utility systems. Pursuant to previously announced agreements, Liberty Utilities Co. is committed to acquiring certain regulated natural gas and water distribution utility assets in Georgia and Arkansas respectively, which together serve over 80,000 customers. Algonquin Power Co., the company’s electric generation subsidiary, includes 46 renewable energy facilities and 12 thermal energy facilities representing more than 480 MW of installed capacity. Algonquin Power & Utilities Corp. and its operating subsidiaries deliver continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN and AQN.DB.B. Visit Algonquin Power & Utilities Corp. at www.AlgonquinPowerandUtilities.com.

SOURCE: Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information:

Kelly Castledine

Telephone: (905) 465-4500

Algonquin Power & Utilities Corp.

2845 Bristol Circle

Oakville, Ontario L6H 7H7

CO: Algonquin Power & Utilities Corp.

CNW 12:18e 06-SEP-12